UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on August 8, 2022, titled “Rail Vision Ltd. Set to Ramp US Sales After Receiving USPTO Allowance.”

The first and third paragraphs and the section titled “Forward-Looking Statements” in the press release attached to this Form 6-K as Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-265968), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Rail Vision Ltd. Set to Ramp US Sales After Receiving USPTO Allowance.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: August 8, 2022	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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